UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d)
of The Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): December 4, 2019

DIGITAL REALTY TRUST, INC.
DIGITAL REALTY TRUST, L.P.
(Exact name of registrant as specified in its charter)

Maryland	001-32336	26-0081711
Maryland	000-54023	20-2402955
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Four Embarcadero Center, Suite 3200
San Francisco	,	California	94111
(Address of principal executive offices)			(Zip Code)

(415) 738-6500
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock	DLR	New York Stock Exchange
Series C Cumulative Redeemable Perpetual Preferred Stock	DLR Pr C	New York Stock Exchange
Series G Cumulative Redeemable Preferred Stock	DLR Pr G	New York Stock Exchange
Series I Cumulative Redeemable Preferred Stock	DLR Pr I	New York Stock Exchange
Series J Cumulative Redeemable Preferred Stock	DLR Pr J	New York Stock Exchange
Series K Cumulative Redeemable Preferred Stock	DLR Pr K	New York Stock Exchange
Series L Cumulative Redeemable Preferred Stock	DLR Pr L	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Digital Realty Trust, Inc.	Emerging growth company	☐
Digital Realty Trust, L.P.	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Digital Realty Trust, Inc.	☐
Digital Realty Trust, L.P.	☐

Item 8.01    Other Events.

As previously announced, on October 29, 2019, Digital Realty Trust, Inc. (“DLR”), Digital Intrepid Holding B.V. (formerly known as DN 39J 7A B.V.), an indirect subsidiary of DLR (the “Buyer”), and InterXion Holding N.V. (“InterXion”) entered into a purchase agreement, pursuant to which, subject to the terms and conditions of the purchase agreement, the Buyer will commence an exchange offer to purchase all of the outstanding ordinary shares of InterXion in exchange for shares of common stock of DLR. The transaction is expected to close in 2020 and is subject to the approval of shareholders of DLR and shareholders of InterXion and other customary closing conditions.

Item 9.01 Financial Statements and Exhibits.

(a) Financial statements of businesses acquired.

The unaudited condensed consolidated interim financial statements of InterXion as of September 30, 2019 and for the three and nine months ended September 30, 2019 and 2018 are filed as Exhibit 99.1 hereto. The audited financial statements of InterXion as of and for the years ended December 31, 2018, 2017 and 2016 are filed as Exhibit 99.2 hereto. InterXion’s management’s annual report on internal control over financial reporting as of December 31, 2018 and KPMG Accountants N.V.’s report on the effectiveness of InterXion’s internal control over financial reporting as of December 31, 2018, each as included in InterXion’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, as filed with the Securities and Exchange Commission on April 30, 2019, are filed as Exhibits 99.3 and 99.4 hereto, respectively.

(b) Pro Forma Financial Information.

The unaudited pro forma condensed combined balance sheet as of September 30, 2019 and the unaudited pro forma condensed combined income statements for the nine months ended September 30, 2019 and the year ended December 31, 2018 of DLR are filed as Exhibit 99.5 hereto. The unaudited pro forma condensed combined balance sheet as of September 30, 2019 and the unaudited pro forma condensed combined income statements for the nine months ended September 30, 2019 and the year ended December 31, 2018 of Digital Realty Trust, L.P. ("DLR OP") are filed as Exhibit 99.6 hereto. Such unaudited pro forma condensed combined financial statements are not necessarily indicative of the financial position that actually would have existed or the operating results that actually would have been achieved if the adjustments set forth therein had been in effect as of the dates and for the periods indicated or that may be achieved in future periods and should be read in conjunction with the historical financial statements of DLR, DLR OP and InterXion.

(d) Exhibits.

Exhibit No.	Description
23.1	Consent of KPMG Accountants N.V.
99.1	Unaudited condensed consolidated interim financial statements of InterXion Holding N.V. as of September 30, 2019 and for the three and nine months ended September 30, 2019 and 2018.
99.2	Audited financial statements of InterXion Holding N.V. as of and for the years ended December 31, 2018, 2017 and 2016.
99.3	InterXion Holding N.V. Management’s Annual Report on Internal Control Over Financial Reporting as of December 31, 2018.
99.4	Report of KPMG as to the Internal Control Over Financial Reporting of InterXion Holding N.V. as of December 31, 2018.
99.5
Unaudited pro forma condensed combined financial information of Digital Realty Trust, Inc. as of September 30, 2019 and for the year ended December 31, 2018 and the nine months ended September 30, 2019.

99.6
Unaudited pro forma condensed combined financial information of Digital Realty Trust, L.P. as of September 30, 2019 and for the year ended December 31, 2018 and the nine months ended September 30, 2019.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Additional Information and Where to Find It

This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, DLR intends to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), that will include a proxy statement of DLR, which also constitutes a prospectus of DLR. After the Registration Statement is declared effective by the SEC, DLR intends to mail a definitive proxy statement/prospectus to shareholders of DLR and DLR intends to cause its subsidiary to file a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC and soon thereafter InterXion intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer. The exchange offer for the outstanding ordinary shares of InterXion referred to in this document has not yet commenced. The solicitation and offer to purchase the outstanding ordinary shares of InterXion will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that DLR or InterXion may file with the SEC and send to DLR’s or InterXion’s shareholders in connection with the proposed transactions.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF DLR AND INTERXION TO READ CAREFULLY THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY DLR AND INTERXION WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DLR, INTERXION AND THE PROPOSED TRANSACTIONS.

Investors will be able to obtain free copies of the Registration Statement, proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by DLR and InterXion with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from DLR’s website (http://www.digitalrealty.com) or by contacting DLR’s Investor Relations Department at (415) 848-9311. These documents are also available free of charge from InterXion’s website (http://www.interxion.com) or by contacting InterXion’s Investor Relations Department at (813) 644-9399.
Participants in the Solicitation
DLR, InterXion and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from DLR’s and InterXion’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of DLR is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 1, 2019. Information regarding the officers and directors of InterXion and their ownership of InterXion ordinary shares is set forth in InterXion’s Annual Report on Form 20-F, which was filed with the SEC on April 30, 2019. Additional information regarding the persons who may be deemed participants and their interests will be set forth in the Registration Statement and proxy statement/prospectus and other materials when they are filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.
Note Regarding Forward-Looking Statements
DLR and InterXion caution that statements in this communication that are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of DLR, InterXion and the combined company. These forward-looking statements include, among other things, statements about anticipated satisfaction of closing conditions and completion of the proposed transactions contemplated by the purchase agreement between them. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of DLR and InterXion to obtain the regulatory and shareholder approvals necessary to complete the anticipated combination, on the anticipated timeline or at all; the risk that a condition to the closing of the anticipated combination may not be satisfied, on the anticipated timeline or at all or that the anticipated combination may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which DLR and InterXion operate or credit markets; and changes in the terms, scope or timing of contracts, contract cancellations, and other modifications and actions by customers and other business counterparties of DLR and InterXion. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward-looking statements. For a more complete discussion of these and other risk factors, please see (i) DLR’s and DLR OP's filings with the SEC, including its combined annual report on Form 10-K for the year ended December 31, 2018 and subsequent quarterly reports on Form 10-Q, including the Form 10-Q for the quarter ended September 30, 2019, and (ii) the documents InterXion has filed with or furnished to the SEC, including its annual report on Form 20-F for the year ended December 31, 2018 and its subsequent reports on Form 6-K. This communication reflects the views of DLR’s management as of the date hereof. Except to the extent required by applicable law, DLR undertakes no obligation to update or revise any forward-looking statement.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: December 4, 2019

Digital Realty Trust, Inc.

By:	/s/ JOSHUA A. MILLS
Joshua A. Mills Executive Vice President, General Counsel and Secretary

Digital Realty Trust, L.P.
By:	Digital Realty Trust, Inc., its general partner

By:	/s/ JOSHUA A. MILLS
Joshua A. Mills Executive Vice President, General Counsel and Secretary